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FOIA CONFIDENTIAL TREATMENT REQUEST
January 16, 2006
BY EDGAR AND FEDERAL EXPRESS
Ms. Celeste M. Murphy
Room 3628
Building SP
Division of Corporation Finance — Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Office of the Secretary
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Whitehall Jewellers, Inc. Definitive Additional Filing Materials;
File No. 001-15615, filed January 9, 2006, and Schedule 14D-9/A,
File No. 005-46037, filed January 9, 2006 and January 10, 2006
Dear Ms. Murphy:
          On behalf of our client, Whitehall Jewellers, Inc. (the “Company”), we are responding to the letter dated January 10, 2006 (the “Comment Letter”) from you to the Company. Set forth below are the responses to the comments set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above the Company’s corresponding response.
          In accordance with the guidance provided by the Division of Corporation Finance in its Current Issues and Rulemaking Projects Quarterly Update dated June 30, 2001, the Company hereby submits this entire letter to the Staff in paper (the “Confidential Submission”), for which it is requesting confidential treatment in the paper copy and including the legend required by Rule 83 of the Commission’s Rules on Information and Requests. In accordance
SIDLEY AUSTIN BROWN & WOOD LLP IS AN ILLINOIS LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

SIDLEY AUSTIN LLP	MS. CELESTE M. MURPHY
SIDLEY	JANUARY 16, 2006
NEW YORK
with Rule 101(c)(1)(i) and 101(c)(2) of Regulation S-T, this request for confidential treatment is being submitted in paper only.
          Pursuant to 17 C.F.R. § 200.83, this letter is to be maintained in confidence, not be made part of any public record and not be disclosed to any person. Accordingly, we submit the Confidential Submission to the Commission with the expectation that it will be kept in a nonpublic file and that access to it by any third party will be denied. If any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect any portion of the Confidential Submission or any information contained therein pursuant to the Freedom of Information Act, 5 U.S.C. § 552 or otherwise, we request that the Commission (i) immediately notify us in writing of any such request, (ii) furnish us with a copy of all written materials pertaining to such request (including without limitation, the request itself) and (iii) give us at least ten business days’ advance notice of any intended release so that the parties affected may, if deemed necessary or appropriate, pursue any remedies available to them.
Safe Harbor Statement
          1. In our December 13, 2005 comment letter regarding your definitive additional materials filed on December 7, 2005, we informed you that the safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term “forward-looking statements” within the meaning of the federal securities laws, as found in your definitive additional filing referencing the Newcastle Tender Offer, dated January 9, 2006, and the two amendments to your Schedule 14D-9/A dated January 9, 2006 and January 10, 2006, respectively, is inappropriate. Please delete the reference.
          Response: The language relating to the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 was inadvertently included in the Company’s Definitive Additional Filing Materials File No. 001-15615, filed January 9, 2006, and in the Company’s Schedule 14D-9/A, File No. 005-46037, filed January 9, 2006 and January 10, 2006 to which the Comment Letter relates. The Company has advised us that it acknowledges the comment above, that reference to the defined term “forward-looking statements” within the meaning of the securities laws is inappropriate. Additional steps have been taken to ensure that this language will not appear in future statements made in connection with the tender offer.

SIDLEY AUSTIN LLP	MS. CELESTE M. MURPHY
SIDLEY	JANUARY 16, 2006
NEW YORK
***
          2. ***
          Response:
          The Company has advised us of the following:
          a. In connection with the Company’s solicitation of proxies for its special meeting of stockholders to be held on January 19, 2006, the Company engaged the services of D.F. King & Co., Inc. (“DF King”), a leading provider of proxy solicitation services in M&A transactions, to solicit proxies and to assist the Company in the distribution of proxy materials. DF King also agreed to provide consulting and analytic services and to assist in the solicitation of proxies, primarily from banks, brokers, institutional investors and individual stockholders.
          b. At the Company’s upcoming Special Meeting of Stockholders, the Company is presenting five nominees for election as directors, including Jonathan Duskin. Certain of the Company’s directors, officers and nominees, including Mr. Duskin, have been engaged in the solicitation of proxies from the Company’s stockholders in their capacities as directors, officers and nominees of the Company. Stockholder lists and related stockholder contact information have been provided to those Company directors, officers and nominees engaged in the solicitation. In accordance with Delaware law, stockholder lists have also been provided to Newcastle Partners, L.P. (“Newcastle”). As disclosed in the Company’s definitive proxy statement, which was filed with the Commission on December 27, 2005, Mr. Duskin is a managing director of Prentice Capital Management, L.P. (“Prentice”).
          c. ***
Closing Comments
          Attached as Exhibit A please find the Company’s acknowledgement to the accuracy and adequacy of the disclosure.
*** Denotes redacted information.

SIDLEY AUSTIN LLP	MS. CELESTE M. MURPHY
SIDLEY	JANUARY 16, 2006
NEW YORK
          Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8768 or, alternatively, my partner John Sabl at (312) 853-7437. Thank you.

Very truly yours,
/s/ Lori Anne Czepiel

Lori Anne Czepiel

cc:	Jean FitzSimon
Whitehall Jewellers, Inc.

John Sabl
Sidley Austin llp

EXHIBIT A
Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
January 13, 2006

Re:	Whitehall Jewellers, Inc.
Definitive Additional Filing Materials, File No. 001-15615, filed January 9, 2006, and Schedule 14D-9/A, File No. 005-46037, filed January 9, 2006 and January 10, 2006
Ladies and Gentleman:
          I, John Desjardins, as the Executive Vice President and Chief Financial Officer of Whitehall Jewellers, Inc. (“Whitehall”), am delivering this letter at the request of the Securities and Exchange Commission (the “SEC”) in its letter dated January 10, 2006.
          Whitehall has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of Definitive Additional Filing Materials, File No. 001-15615, filed January 9, 2006, and Schedule 14D-9/A, File No. 005-46037, filed January 9, 2006 and January 10, 2006.
          Whitehall acknowledges that (i) Whitehall is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) staff comments or changes to disclosure in response to staff comments in Whitehall’s filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Whitehall’s filings; and (iii) Whitehall may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
/s/ John Desjardins

John Desjardins